APPENDIX C

Balance Sheet as of December 31, 2023

PICKLEBALL ETC, LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2023

WITH AUDIT REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANT

CFO Benefits Inc 333 N. Alabama St Suite 350 Indianapolis, IN 46204

PICKLEBALL ETC, LLC

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CFO Benefits Inc 333 N. Alabama St Suite 350 Indianapolis, IN 46204



March 21, 2024

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stakeholders of Pickleball Etc, LLC

REPORT OF FINANCIAL STATEMENTS

I have audited the accompanying balance sheets of Pickleball Etc, LLC (a California Limited Liability Corporation) as of December 31, 2023 and the related notes to the financials statements. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audits.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

My responsibility is to express an opinion on these financial statements based on my audits. I conducted my audits in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion.

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

OPINION

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pickleball Etc, LLC as of December 31, 2023 the years then ended in conformity with accounting principles generally accepted in the United States of America.

JaJuan Williams

JaJuan Williams, CPA

Indiana #CP11900309

Firm # FP52300024

March 21, 2024

PICKLEBALL ETC. LLC
CONSOLIDATED BALANCE SHEET - 2023

Balance Sheet
As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	$0
Fixed Assets	$0
TOTAL ASSETS	**$0**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	$0
Credit Cards	$0
Accounts Payable	$0
Other Current Liabilities	$0
TOTAL LIABILITIES	**$0**
EQUITY	
Common Stock	$0
Retained Earnings	$0
Net Income	$0
TOTAL EQUITY	**$0**
TOTAL LIABILITIES AND EQUITY	**$0**

See accompanying notes

CFO Benefits Inc 333 N. Alabama St Suite 350 Indianapolis, IN 46204

PICKLEBALL ETC, LLC
NOTES TO THE FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Pickleball Etc, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

ORGANIZATION AND NATURE OF BUSINESS

The Company was incorporated under the laws of the state of California USA.

BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The financial statements are presented on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

REVENUE RECOGNITION

Revenues are recognized when services and products are delivered and accepted by the clients, and any sales invoice issued. At this time the organization is pre-revenue.

CASH AND CASH EQUIVALENTS

For the purposes of the statement of cash flows, "cash and cash equivalent" represent cash in hand, current bank accounts and fixed deposits with banks maturing within three months or less from the balance sheet date. Over draft bank account fluctuating from debit to credit balance are deducted from "cash and cash equivalent".

PICKLEBALL ETC, LLC
NOTES TO THE FINANCIAL STATEMENTS (cont'd)

TRADE ACCOUNTS RECEIVABLES

Accounts receivable are shown on the balance sheet at their net realizable value. A provision for doubtful accounts is taken after reviewing all the balances at year end. Uncollected amounts are written off in the period they are recognized. The company currently does not have any open receivables.

FINANCIAL INSTRUMENTS

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise. The company's financial instruments principally comprise of cash and bank balances, accounts receivable, accounts payable, accrued expenses and short-term borrowings.

FAIR VALUE MEASUREMENTS

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs. A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

SUBSEQUENT EVENTS

Subsequent events have been evaluated through March 21, 2024, the date that the financial statements were available to be issued.